Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Quarter 2019 Unaudited Financial Results

Net revenues increased by 63.6% year-over-year to RMB1.16 billion

Net income increased by 117.6% year-over-year to RMB88.9 million

Non-GAAP net income increased by 113.7% year-over-year to RMB99.3 million

GUANGZHOU, China, Aug. 21, 2019 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial and Operating Highlights

•	Net revenues reached RMB1.16 billion (US$169.0 million), an increase of 63.6% from the second quarter of 2018.
•	Gross margin was 26.6%, compared to 27.0% for the second quarter of 2018.
•	Net income was RMB88.9 million (US$13.0 million), an increase of 117.6% from the second quarter of 2018. Net income margin was 7.7%, compared to 5.8% for the second quarter of 2018.
•

Non-GAAP net income[1] was RMB99.3 million (US$14.5 million), an increase of 113.7% from the second quarter of 2018. Non-GAAP net income margin[1] was 8.6%, compared to 6.5% for the second quarter of 2018.

•

Number of household users reached more than 2.3 million, compared to approximately 2.0 million as of the end of the first quarter of 2019 and approximately 1.2 million as of the end of the second quarter of 2018.

•	Percentage of household users with at least two connected products reached 16.1%, compared to 15.2% as of the end of the first quarter of 2019 and 12.5% as of the end of the second quarter of 2018.
•

Number of Viomi offline experience stores reached approximately 1,900, compared to approximately 1,600 as of the end of the first quarter of 2019 and approximately 700 as of the end of the second quarter of 2018.

“Following the solid growth momentum in the first quarter, and despite increasing macro uncertainties, we again delivered strong and healthy revenue and profitability growth in the second quarter of 2019,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“As part of our core strategy for this year, we have continued to introduce additional product lines and SKUs over the past several months to enhance and complement our diversified IoT @ Home product portfolio. For example, in April 2019, we brought to market new series of Xiaomi-branded water purifier products, including both 500-gallon and 600-gallon versions. We also recently launched a new ultra-thin series of Xiaomi-branded water purifiers. In June 2019, we launched Cross 2, the second generation of our Viomi-branded range hood with innovative motion-gesture Artificial Intelligence of Things

[1]

“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. “Non-GAAP net income margin” equals non-GAAP net income divided by total revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(“AIoT”) features, and also brought to market a new Xiaomi-branded range hood and stove series, which have been well received by the market,” added Mr. Chen.

“We will continue our emphasis on product innovation and development, and have numerous new and exciting products in the pipeline for the second half of 2019. Our 21Face series of smart large-screen refrigerators remains a key strategic focus and growth driver, with user experience and functionalities being constantly upgraded and enhanced, in addition to complementary SKUs being introduced to the market. Further, we have stepped up our investment and preparation in anticipation of the upcoming 5G era, which we expect to trigger another growth cycle for the home appliances industry in China,” concluded Mr. Chen.

“Product sales, in particular sales of our Viomi-branded products, continued to be strong in the second quarter of 2019, with net revenues increasing by 63.6% on a year-over-year basis to RMB1.16 billion, in line with our previous guidance. We are also pleased to report that the revenues from our smart water purification systems resumed healthy growth in the second quarter, achieving a 21.2% increase on a year-over-year basis. The Company’s overall gross margin for the second quarter remained solid at 26.6%, and non-GAAP net income grew by 113.7% year-over-year to RMB99.3 million, with sequential growth accelerating significantly again. Non-GAAP net income margin increased to 8.6% in the second quarter of 2019, compared to 6.5% in the second quarter of 2018, primarily attributable to greater economies of scale, together with prudent cost control measures,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented.

“With regard to our channel expansion, we continue to see strong interest from franchisees in the Viomi brand. The number of Viomi offline experience stores reached approximately 1,900 as of the end of the second quarter of 2019, compared to approximately 1,600 as of the end of the first quarter. We also continued to deepen our household user penetration, with more than 2.3 million household users as of the end of the second quarter of 2019, compared to approximately 2.0 million as of the end of the first quarter. Further, the percentage of our household users owning at least two or more of our IoT products, increased to 16.1%, from 15.2% as of the end of the first quarter,” Mr. Jiang concluded.

Second Quarter 2019 Financial Results

Net revenues increased by 63.6% to RMB1.16 billion (US$169.0 million) from RMB709.3 million for the second quarter of 2018, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 55.7% to RMB906.0 million (US$132.0 million) from RMB581.7 million for the second quarter of 2018, primarily due to the continued successful rollout of the Company’s smart kitchen products and other smart products.

-

Smart water purification systems. Revenues from smart water purification systems increased by 21.2% to RMB344.8 million (US$50.2 million) from RMB284.5 million for the second quarter of 2018. The growth was primarily driven by the introduction of new series of smart water purifier products, together with overall increases in sales volumes.

-	Smart kitchen products. Revenues from smart kitchen products increased by 61.5% to RMB351.3 million (US$51.2 million) from RMB217.5 million for the second quarter of 2018.

The rapid growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded refrigerator products.

-

Other smart products. Revenues from other smart products increased by 163.2% to RMB209.9 million (US$30.6 million) from RMB79.8 million for the second quarter of 2018. The rapid growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded washing machine and water heater products.

Consumable products. Revenues from consumable products increased by 38.3% to RMB69.4 million (US$10.1 million) from RMB50.2 million for the second quarter of 2018, primarily due to increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 138.7% to RMB184.8 million (US$26.9 million) from RMB77.4 million for the second quarter of 2018, primarily due to new product introductions, together with increased demand for the Company’s value-added products.

Cost of revenues increased by 64.6% to RMB851.9 million (US$124.1 million) from RMB517.6 million for the second quarter of 2018. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 60.8% to RMB308.3 million (US$44.9 million) from RMB191.7 million for the second quarter of 2018. Gross margin was 26.6%, compared to 27.0% for the second quarter of 2018. The slight decrease in gross margin was primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 45.7% to RMB211.3 million (US$30.8 million) from RMB145.0 million for the second quarter of 2018, primarily due to the rapid growth of the Company’s business.

Research and development expenses increased by 112.3% to RMB59.6 million (US$8.7 million) from RMB28.1 million for the second quarter of 2018, primarily due to an increase in employee-related expenses amounting to RMB24.2 million (US$3.5 million).

Selling and marketing expenses increased by 21.3% to RMB129.5 million (US$18.9 million) from RMB106.7 million for the second quarter of 2018, primarily due to an increase in logistics expenses amounting to RMB16.2 million (US$2.4 million) as a result of the growth of the Company’s business.

General and administrative expenses were RMB22.2 million (US$3.2 million), compared to RMB10.2 million for the second quarter of 2018, primarily due to an increase in professional expenses amounting to RMB1.2 million (US$0.2 million), as well as an increase in employee-related expenses amounting to RMB4.4 million (US$0.6 million).

Income from operations was RMB98.9 million (US$14.4 million), an increase of 111.5% from RMB46.7 million for the second quarter of 2018. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB109.2 million (US$15.9 million), an increase of 108.7% from RMB52.3 million for the second quarter of 2018.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Income before income tax expenses was RMB103.3 million (US$15.0 million), compared to RMB47.9 million for the second quarter of 2018.

Income tax expenses were RMB14.4 million (US$2.1 million), compared to RMB7.0 million for the second quarter of 2018.

Net income was RMB88.9 million (US$13.0 million), an increase of 117.6% from RMB40.9 million for the second quarter of 2018. Net income margin was 7.7%, compared to 5.8% for the second quarter of 2018, primarily attributable to greater economies of scale, together with prudent cost control measures.

Non-GAAP net income was RMB99.3 million (US$14.5 million), an increase of 113.7% from RMB46.5 million for the second quarter of 2018. Non-GAAP net income margin was 8.6%, compared to 6.5% for the second quarter of 2018.

Balance Sheet

As of June 30, 2019, the Company had cash and cash equivalents of RMB668.0 million (US$97.3 million), restricted cash of RMB22.9 million (US$3.3 million), short-term deposits of RMB109.7 million (US$16.0 million) and short-term investments of RMB192.7 million (US$28.1 million), compared to RMB940.3 million, RMB29.6 million, nil and RMB169.0 million, respectively, as of December 31, 2018.

Shares Outstanding

As of June 30, 2019, the Company had a total of 207.8 million shares, or the equivalent of 69.3 million ADSs, outstanding.

Outlook

For the third quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB880 million and RMB920 million, representing a year-over-year growth of approximately 55.7% to 62.7%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Wednesday, August 21, 2019 (8:00 p.m. Beijing Time on August 21, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945

Hong Kong:	+852-3018-4992
Conference ID:	10134207

A telephone replay will be available one hour after the call until August 28, 2019 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10134207

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 28, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Cecilia Li

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	940,298	667,972	97,301
Restricted cash	29,550	22,881	3,333
Short-term deposits	—	109,673	15,976
Short-term investments	168,993	192,654	28,063
Accounts and notes receivable from third parties (net of allowance of nil and nil as of December 31, 2018 and June 30, 2019, respectively)	111,718	325,231	47,375
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and June 30, 2019, respectively)	260,984	337,403	49,148
Other receivables from a related party (net of allowance of nil and nil as of December 31, 2018 and June 30, 2019, respectively)	112,320	106,312	15,486
Inventories	231,975	420,642	61,275
Prepaid expenses and other assets	46,890	37,826	5,510
Total current assets	1,902,728	2,220,594	323,467

Non-current assets
Prepaid expenses and other assets	3,636	26,598	3,874
Property, plant and equipment, net	11,301	26,956	3,927
Deferred tax assets	5,234	9,042	1,317
Intangible assets, net	169	2,623	382
Right-of-use assets, net[3]	—	20,627	3,005
Total non-current assets	20,340	85,846	12,505
Total assets	1,923,068	2,306,440	335,972

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	548,481	692,253	100,838
Advances from customers	86,312	59,558	8,676
Amount due to related parties	5,763	1,594	232
Accrued expenses and other liabilities	200,930	236,514	34,452
Short-term borrowing	—	95,868	13,965
Income tax payables	10,199	19,256	2,805
Lease liabilities due within one year[3]	—	7,157	1,043
Total current liabilities	851,685	1,112,200	162,011

Non-current liabilities
Accrued expenses and other liabilities	518	435	63
Lease liabilities[3]	—	13,814	2,012
Total non-current liabilities	518	14,249	2,075

Total liabilities	852,203	1,126,449	164,086

[3]

The Company has adopted ASU No. 2016-02 ‘‘Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB9.3 million and RMB9.2 million, respectively, are recognized beginning January 1, 2019 for leased office space and an offline store with terms of more than 12 months.”

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 90,200,000 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	5	5	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 117,600,000 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	7	7	1
Additional paid-in capital	1,193,174	1,168,703	170,241
(Accumulated deficit) retained earnings	(95,527)	34,044	4,959
Accumulated other comprehensive loss	(29,786)	(29,454)	(4,290)

Total Viomi Technology Co., Ltd (the “Company”)’s shareholders’ equity	1,067,873	1,173,305	170,912

Non-controlling interests	2,992	6,686	974

Total shareholders’ equity	1,070,865	1,179,991	171,886

Total liabilities and shareholders’ equity	1,923,068	2,306,440	335,972

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Net revenues:
A related party	419,743	487,736	71,047
Third parties	289,587	672,417	97,949
Total net revenues	709,330	1,160,153	168,996
Cost of revenues：
Purchase from a related party	(4,105)	(5,025)	(732)
Purchase from third parties	(513,496)	(846,851)	(123,358)
Total cost of revenues	(517,601)	(851,876)	(124,090)
Gross profit	191,729	308,277	44,906
Operating expenses(1)
Research and development expenses	(28,062)	(59,573)	(8,678)
Selling and marketing expenses (including RMB2,165 and RMB22,434 with related parties for the three months ended June 30, 2018 and 2019, respectively)	(106,736)	(129,498)	(18,864)
General and administrative expenses	(10,185)	(22,219)	(3,237)
Total operating expenses	(144,983)	(211,290)	(30,779)
Other (expenses) income	(8)	1,877	273
Income from operations	46,738	98,864	14,400
Interest income and investment income	1,169	4,002	583
Other non-operating income	—	435	63
Income before income tax expenses	47,907	103,301	15,046
Income tax expenses	(7,040)	(14,364)	(2,092)
Net income	40,867	88,937	12,954
Less: Net income attributable to the non-controlling interest shareholders	—	556	81
Net income attributable to the Company	40,867	88,381	12,873
Accretion of Series A Preferred Shares	(2,189)	—	—
Cumulative dividend on Series A Preferred Shares	(2,552)	—	—
Cumulative dividend on Class B Ordinary Shares	(207)	—	—
Undistributed earnings allocated to Series A Preferred Shares	(3,851)	—	—
Undistributed earnings allocated to Class B Ordinary Shares	(28,651)	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	(1,680)	—	—
Net income attributable to ordinary shareholders of the Company	1,737	88,381	12,873

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Net income attributable to the Company	40,867	88,381	12,873
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(14,588)	14,415	2,100
Total comprehensive income attributable to the Company	26,279	102,796	14,973
Net income per ADS*
-Basic	0.21	1.28	0.19
-Diluted	0.18	1.23	0.18
Weighted average number of ADS used in calculating net income per ADS
-Basic	8,159,940	69,266,667	69,266,667
-Diluted	10,524,811	72,060,847	72,060,847
Net income per share attributable to ordinary shareholders of the Company
-Basic	0.07	0.43	0.06
-Diluted	0.06	0.41	0.06
Weighted average number of ordinary shares used in calculating net income per share
-Basic	24,479,819	207,800,000	207,800,000
-Diluted	31,574,434	216,182,540	216,182,540

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
General and administrative expenses	492	1,764	257
Research and development expenses	3,162	5,431	791
Selling and marketing expenses	1,937	3,136	457

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Income from operations	46,738	98,864	14,400
Share-based compensation expenses	5,591	10,331	1,505
Non-GAAP operating income	52,329	109,195	15,905
Net income	40,867	88,937	12,954
Share-based compensation expenses	5,591	10,331	1,505
Non-GAAP net income	46,458	99,268	14,459
Net income attributable to the Company	40,867	88,381	12,873
Share-based compensation expenses	5,591	10,331	1,505
Non-GAAP net income attributable to the Company	46,458	98,712	14,378
Net income attributable to ordinary shareholders	1,737	88,381	12,873
Share-based compensation expenses	5,591	10,331	1,505
Non-GAAP net income attributable to ordinary shareholders	7,328	98,712	14,378
Non-GAAP net income per ADS
-Basic	0.90	1.43	0.21
-Diluted	0.70	1.37	0.20
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	8,159,940	69,266,667	69,266,667
-Diluted	10,524,811	72,060,847	72,060,847
Non-GAAP net income per ordinary share
-Basic	0.30	0.48	0.07
-Diluted	0.23	0.46	0.07
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	24,479,819	207,800,000	207,800,000
-Diluted	31,574,434	216,182,540	216,182,540

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.